FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Golden, Jonathan	2. Issuer Name and Ticker or Trading Symbol PRG-Schultz International, Inc. (PRGX)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Arnall Golden Gregory LLP 1201 West Peachtree Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 1999
(Street) Atlanta, GA 30309		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Nonqualified Director Stock Option (right to buy)	26.5625	12/31/99		A	7,500		(1)	12/31/2009	Common	7,500		7,500	D

Explanation of Responses:

(1) Option vests ratably on first five (5) anniversaries of December 31, 1999, the date of grant. This transaction was inadvertently omitted from a Form 5 for the fiscal year ended December 31, 1999.

By: /s/ Clinton McKellar, Jr. Jonathan Golden by Clinton McKellar, Jr. **Signature of Reporting Person	March 24,2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated the General

Counsel or the Chief Financial Officer of PRG-Schultz International, Inc. to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of PRG-Schultz International, Inc.  The authority of the General Counsel or the Chief Financial Officer of PRG-Schultz International, Inc.

under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and

5 with regard to the undersigned's ownership of or transactions in securities of PRG-Schultz

International, Inc., unless earlier revoked in writing.  The undersigned acknowledges that the General

Counsel or the Chief Financial Officer of PRG-Schultz International, Inc. is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

ated as of March _21_, 2003

_/s/________________
Jonathan Golden